Exhibit 99.1

Regentis Biomaterials Reports 2025 Financial Results and Provides Business Update

$7.4 million in cash expected to provide runway to complete site expansion process and patient enrollment as part of pivotal Phase III FDA trial for GelrinC

Already approved in Europe, GelrinC is expected to be rolled out in clinics across the continent in 2026

GelrinC is positioned to be the first ready-to-use, off-the-shelf product in the U.S. for knee cartilage repair

Herzliya, Israel – February 24, 2026—Regentis Biomaterials Ltd. (“Regentis” or the “Company”), a regenerative medicine company focused on innovative tissue repair solutions, today reported financial results for the year ended December 31, 2025 and provided an update on corporate and clinical developments.

“2025 was a transformational year for Regentis, marked by our successful IPO and a strengthened balance sheet with more than $7 million in cash, positioning us to potentially complete patient recruitment and treatment in our pivotal Phase III study for GelrinC by mid-year 2026,” said Dr. Ehud Geller, CEO and Executive Chairman of Regentis. “This financial strength also provides the runway to begin marketing GelrinC in clinics across Europe in 2026, where we believe early physician adoption will help build meaningful demand and attract a strong commercial partner. With GelrinC positioning to become the first ready-to-use, off-the-shelf regenerative product in the U.S. for knee cartilage repair, we are excited about its potential to establish a new gold standard of care. At the same time, we see significant opportunity to expand our Gelrin platform technology into broader cartilage indications, including osteoarthritis and other joint injuries, further advancing our mission to deliver durable regenerative solutions for patients worldwide.”

Financial Highlights:

●	Regentis listed on the NYSE American exchange through a successful IPO which closed on December 5, 2025, raising gross proceeds of $10 million.

●	With $7.4 million in cash and equivalents as of December 31, 2025, Regentis has a cash runway to potentially complete its site expansion process and patient enrollment of its pivotal Phase III trial for GelrinC in knee cartilage repair.

●	The Company’s operating expenses for the year ended December 31, 2025 were $7.0 million, $5.3 million of which was for non-cash expenses, demonstrating prudent cash management while continuing to execute on clinical advancements.

Corporate and Clinical Highlights:

●	Regentis established 7 new clinical sites across the U.S. including leading orthopedic centers to support its pivotal Phase III trial of GelrinC as well as future clinical programs. The new sites are expected to further accelerate the pivotal study’s patient enrollment, which surpassed 50%.

●	In Europe, 6 new clinical sites were established to support engagement with leading orthopedic surgeons and centers of excellence in key European markets, strengthening Regentis’ positioning for eventual commercial launch and broader clinical adoption in 2026.

●	Data published in the peer-reviewed scientific journal Cartilage established GelrinC as a leader in long-term durable cartilage repair, using the objective, quantitative MOCART (Magnetic Resonance Observation of Cartilage Repair Tissue) assessment to demonstrate morphologic outcomes that consistently outperformed other treatment modalities. Regentis is the first company to extensively use MOCART as a secondary endpoint in a clinical study, and to have the U.S. Food and Drug Administration’s (FDA) acceptance of this approach.

●	New data from the published Cartilage study additionally demonstrated that GelrinC has achieved a breakthrough in regenerating native-like cartilage structure in knee repair based on MRI results. Two years after treatment, GelrinC-treated patients demonstrated layered cartilage architecture similar to native hyaline cartilage, widely regarded as the gold standard for durable joint function.

●	Regentis was granted its 27th patent for the Gelrin platform technology. The U.S. Patent and Trademark Office issued Regentis’ most recent patent for GelrinC, covering the liquid, ready to use version of the product that also improved processes for its production by avoiding the use of organic solvents. The liquid ready-to-use formulation reflects Regentis’ focus on simplifying procedures for surgeons while improving patient experience.

More detailed information can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, a copy of which has been filed with the Securities and Exchange Commission (SEC) on February 24, 2026 (the “Annual Report”). The Annual Report, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at http://www.sec.gov/ as well as via the Company’s investor relations website at https://investors.regentis.co.il/. The Company will deliver a hard copy of its Annual Report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to Regentis Investor Relations at 60 Medinat Hayehudim Street, 4676652, Israel or by phone at +972 (9) 960-1917.

In addition, on February 24, 2026, the Company announced that, as disclosed in its Annual Report, the audit opinion for such fiscal year contained a going concern qualification from the Company’s independent registered public accounting firm. This announcement is being made solely to comply with the NYSE American Company Guide Sections 401(h) and 610(b), which require separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not represent any change or amendment to the Company’s 2025 audited financial statements or to the Annual Report.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel synchronized erosion and resorbable implant for the treatment of painful injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 4 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ advancement towards commercialization and its cash runway. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com

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